UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless selected by PrecisionHawk to enable drone safety and traffic management

Sierra Wireless and PrecisionHawk will demonstrate the LTE-enabled LATAS Platform at Mobile World Congress 2017

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 23, 2017--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that PrecisionHawk has selected Sierra Wireless AirPrime® MC Series embedded modules to enable global LTE connectivity for its Low Altitude Traffic and Airspace Safety (LATAS) platform, which enables safe drone operation on a broad scale. A May 2016 PwC report, Clarity from Above, projects the global commercial drone market to grow to more than $127 billion by 2020.

LATAS is the only platform to link drones, 3D ground data and live manned aircraft data from the Federal Aviation Administration and global authorities into a single system that tells commercial or hobbyist drone operators when and where it’s safe to fly. Sierra Wireless AirPrime MC7354 modules are currently installed in drones operating in Australia and New Zealand, providing critical real-time connectivity to locate drones and pinpoint their positions at all times, and send notifications to users about in-flight hazards, such as nearby aircraft and airspace restrictions.

Operating over worldwide cellular networks and satellites, the LATAS platform connects leading airspace management technologies, such as sense and avoid, geofencing and aircraft tracking, into a service package for commercial and recreational drone operators, as well as regulators and air traffic controllers. LATAS allows users to request, track and verify all flight operations from a central location and automatically report flight paths back to aviation authorities.

“As tens of thousands of new operators join the drone space around the world, our goal is to provide an easy to use and reliable safety tool that gives drone operators a complete picture of their surroundings and how those surroundings are changing in real-time,” said Tyler Collins, VP Airspace at PrecisionHawk. “This wouldn’t be possible without the cutting edge innovation in cellular connectivity that Sierra Wireless provides.”

Current radar technologies and ADS-b reporting systems are unable to locate and track drones due to their small size and the low altitudes at which they fly. This makes it difficult for traffic controllers to manage commercial and hobbyist drone operations while maintaining safe and effective separation with the existing infrastructure of ground and air obstacles. The LATAS platform can be installed plug and play or integrated into drone circuit systems during manufacturing.

“We’re proud to be supplying the first cellular modules flying on drones to make the skies safer,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “With near-ubiquitous coverage, cellular connectivity is key to innovative applications like PrecisionHawk’s LATAS being able to scale across the globe.”

Note to editors:

Sierra Wireless and PrecisionHawk will demonstrate the LATAS platform at Mobile World Congress 2017, February 27 – March 2, in Barcelona, Spain. Visitors to the Sierra Wireless booth in the GSMA Innovation City, Hall 4, Stand #4A30 will be able to pilot a drone around Barcelona with exclusive LATAS simulators that highlight hazards on land and in the sky to enable safe flight on a broad scale. To book a briefing at MWC please contact pr@sierrawireless.com.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About PrecisionHawk Inc.

PrecisionHawk is a leading provider of advanced commercial drone technologies. The company, founded in 2010, is privately held and located in Raleigh, NC and Toronto, Canada. PrecisionHawk’s client list of Fortune 500 companies and market-leading innovators spans 150 countries and the company has existing operations across six continents. PrecisionHawk is funded by leading venture capital firms and global technology investors including Intel Capital, Millennium Technology Value Partners, Verizon Ventures, a subsidiary of USAA, NTT Docomo Ventures, Yamaha Motor, DuPont and Indiana University. More information about PrecisionHawk can be found at www.precisionhawk.com or on Twitter @PrecisionHawk.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirPrime” and Sierra Wireless are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 23, 2017